

17005512

SEC̊
Mail Processing
Section

FEB 23 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers International Financial Services,LLC   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

4135 NW Urbandale Drive

(No. and Street)

Urbandale	Iowa	50322
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Kemble   877-886-1939

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

(Name – if individual, state last, first, middle name)

111 S. Pfingsten Rd, Suite 300	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Brian Aukes _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Brokers International Financial Services, LLC _____ , as

of December 31 _____, 20 16 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None _____

_____

_____

_____
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Urbandale, Iowa

Financial Statements

December 31, 2016

Brokers International Financial Services, LLC

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1-2
Audited Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-10
Supplemental Information	
Schedule I Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1	11
Schedule II Computation for Determination of Reserve Requirement under Rule 15c3-3	12
Schedule III Information Relating to Possession and Control Requirements under Rule 15c3-3	13
Report of Independent Registered Public Accounting Firm	14
Exemption Report	15



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Brokers International Financial Services, LLC

We have audited the accompanying statement of financial condition of Brokers International Financial Services, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Brokers International Financial Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brokers International Financial Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

MARCUMGROUP
MEMBER

Marcum LLP ■ 111 S. Pfingsten Road ■ Suite 300 ■ Deerfield, Illinois 60015 ■ Phone 847.282.6300 ■ Fax 847.282.6301 ■ www.marcumllp.com

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Brokers International Financial Services, LLC's financial statements. The supplemental information is the responsibility of Brokers International Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, IL
February 13, 2017

Brokers International Financial Services, LLC

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents:		
Unrestricted	$	699,194
Restricted		25,000
Commissions and concessions receivable		411,329
Accounts receivable		
net of allowance of $10,129		79,285
Prepaid expenses and other assets		32,739
Leasehold improvements, office furniture and equipment,		
net of accumulated depreciation of $74,810		4,457
Total Assets	$	1,252,004

Liabilities and Member's Equity

Liabilities

Commissions and concessions payable	$	410,835
Accounts payable		106,679
Accrued compensation		37,416
Due to Parent		13,740
Total Liabilities		568,670

Member's Equity

Capital contributions		4,975,143
Accumulated deficit		(4,291,809)
Total Member's Equity		683,334
Total Liabilities and Member's Equity	$	1,252,004

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Operations

For the year ended December 31, 2016

Revenues

Commissions	$ 3,931,148
Investment advisory income	2,908,349
Other	272,479
Total revenues	7,111,976

Expenses

Commissions	5,280,930
Employee compensation and benefits	1,195,990
Licensing, registration and education	64,481
Occupancy and equipment expense	57,048
Legal and professional	20,614
General and administrative	401,622
Total expenses	7,020,685

Net Income $ 91,291

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2016

	Capital Contributions	Accumulated Deficit	Member's Equity
Balance at January 1, 2016	$ 4,975,143	$ (4,383,100)	$ 592,043
Net Income	-	91,291	91,291
Balance at December 31, 2016	$ 4,975,143	$ (4,291,809)	$ 683,334

See Notes to Financial Statements.

Brokers International Financial Services, LLC

Statement of Cash Flows

For the year ended December 31, 2016

Cash Flows from Operating Activities		
Net Income	$	91,291
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		14,437
Changes in assets and liabilities:		
Commissions and concessions receivable		83,886
Accounts receivable		(10,901)
Prepaid expenses and other assets		7,941
Commissions and concessions payable		(38,916)
Accounts payable		14,938
Accrued compensation		(38,297)
Due to Parent		(4,347)
Net cash provided by operating activities		120,032
Net Increase in Unrestricted Cash and Cash Equivalents		120,032
Unrestricted Cash and Cash Equivalents at Beginning of Year		579,162
Unrestricted Cash and Cash Equivalents at End of Year	$	699,194

See Notes to Financial Statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brokers International Financial Services, LLC (the "Company") is a full-service non-custodial broker-dealer registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Municipal Securities Rulemaking Board. The Company provides product sales and client service functions to retail investment clients, investing in a variety of registered products including mutual funds and variable products by application. In addition, the Company offers services through our clearing firm and registered investment advisor. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3, because the Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

The Company was approved as a full-service non-custodial Broker Dealer on June 4, 2007. The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended. The Company contracts with Pershing, LLC and TD Ameritrade to clear accounts.

The Company is a wholly owned subsidiary of Brokers International, Ltd ("Parent").

Revenue Recognition

Customers' securities transactions and the related commission income and commission and clearing expense are recorded on the trade date. Management and investment advisory income are recognized when earned.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore, the Company has no off-balance sheet risk.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers liquid investments with maturities of three months or less to be cash equivalents. At times throughout the year, the Company's cash in financial institutions may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts.

Restricted cash includes a deposit account of $25,000 held at a clearing firm at December 31, 2016.

Leasehold Improvements, Office Furniture and Equipment

Most office furniture is provided by its Parent as part of the expense and operational agreement. Leasehold improvements, office furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of 5-7 years for office furniture and equipment and 15 years for leasehold improvements. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Accounts Receivable

Accounts receivable represent amounts due from registered representatives for insurance and registration fees. Management performs an assessment of collectability throughout the year and amounts are charged off from an evaluation of the aging and/or collectability of past-due accounts.

Forgivable Loans Receivable

The Company had forgivable loans of $7,500 at December 31, 2016. The forgivable loans are expensed when the registered investment advisors provide the required service. Such loans are included with prepaid expenses and other assets on the statement of financial condition. In 2016, $7,500 was recognized for loan forgiveness.

Income Taxes

The Company is a single member limited liability company and, therefore, a disregarded entity for federal and state income tax purposes.

The Company and its Parent follow the accounting guidance for uncertainty in income taxes. Management has evaluated their tax positions and determined there are no material uncertain tax positions. The Company and its Parent have not been notified of any impending examinations and are no longer subject to examinations by taxing authorities for years before 2013.

2. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2016, the net capital ratio, net capital and excess net capital are as follows:

Net capital ratio		1.11:1
Net capital	$	510,846
Excess net capital	$	472,935

Litigation

From time to time, the Company is involved in litigation arising out of the normal course of business. The Company is not party to any material litigations.

3. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. The Company contributed $25,605 in 2016.

4. RELATED PARTY TRANSACTIONS

The Company previously leased office space for $2,896 per month from its Parent under a five year lease commencing January 1, 2013. Due to relocating, this lease was cancelled and the Company entered into a new lease agreement with its Parent on December 1, 2016. The new lease agreement is $3,088 per month under a seven year lease that will expire December 1, 2023. Rent expense of $34,940 was paid during year, which is included in the Occupancy and equipment expense in the statement of operations. Future minimum lease payments under the non-cancelable operating lease at December 31, 2016 are as follows:

Year Ending December 31

2017	$	37,050
2018		37,050
2019		37,050
2020		37,050
2021		37,050
2022		37,050
2023		33,963
	$	256,263

The Company has also entered into various cost sharing arrangements with its Parent for technology and administrative services. Fees incurred in 2016 were $7,800, which is included in Occupancy and equipment expense in the statement of operations.

The Company had receivables from its Parent of $7,069 as of December 31, 2016, which is included in Accounts receivable in the statement of financial condition. The Company also had payables to its Parent of $13,740 as of December 31, 2016, which is presented as in Due to Parent in the statement of financial condition.

5. LEASE OBLIGATIONS

The Company leases various software products under short-term and month-to-month leases. Payments totaled approximately $151,567 for 2016.

Brokers International Financial Services, LLC
Computation of Net Capital under Rule 15c3-1 and Aggregate Indebtedness
Schedule I
December 31, 2016

Net Capital:

Total member's equity	$	683,334

Deductions:

Non-allowable commission and concession receivables	(51,537)
Non-allowable unrestricted cash	(4,470)
Accounts receivable	(79,285)
Prepaid expenses and other assets	(32,739)
Leasehold improvements, office furniture and equipment, net	(4,457)
	(172,488)

Net Capital	$	510,846

Aggregate indebtedness:

Total liabilities from statement of financial condition	$	568,670

Computation of basic net capital requirement:

Minimum net capital required	$	37,911
(The greater of $5,000 or 6 2/3% of Aggregated Indebtedness of $568,670)		
Excess net capital	$	472,935

Ratio of aggregate indebtedness to net capital	1.11 to 1

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of aggregate indebtedness and net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2016.

See Report of Independent Registered Public Accounting Firm

Brokers International Financial Services, LLC

**Computation for Determination of Reserve Requirements for Broker-Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
Schedule II**

December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

Brokers International Financial Services, LLC

**Information Relating to Possession or Control Requirements for Broker-Dealers
Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
Schedule III**

December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brokers International Financial Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Brokers International Financial Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Brokers International Financial Services, LLC stated that Brokers International Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Brokers International Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brokers International Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
February 13, 2017

M
MARCUMGROUP
MEMBER

Marcum LLP ■ 111 S. Pfingsten Road ■ Suite 300 ■ Deerfield, Illinois 60015 ■ **Phone** 847.282.6300 ■ **Fax** 847.282.6301 ■ **www.marcumllp.com**

Brokers International Financial Services, LLC's

Exemption Report

For Year Ending December 31, 2016

Brokers International Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)(the "exemption provisions").

(2) The Company met the exemption provisions throughout the most recent fiscal year ending December 31, 2016 without exception.

Brokers International Financial Services, LLC

I, Brian Aukes, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President